Exhibit (a)(3)
POWER INTEGRATIONS, INC.
(the “Company”)
LETTER OF TRANSMITTAL
To Power Integrations, Inc.:
     I have received from Power Integrations, Inc. the offering materials filed with the Securities and Exchange Commission on Schedule TO on December 3, 2008 and amended December 8, 2008, describing the offer to tender certain stock options for the right to receive a cash payment (the “offering materials”). I am currently employed by Power Integrations or one of its subsidiaries and eligible to participate in the offer, and am the holder of eligible options, as defined in the offering materials.  I have reviewed the list of my eligible options and understand that, by participating in the repurchase offer, I agree to sell all or some of these eligible options as indicated below.
     In return for my eligible options, I understand Power Integrations will grant me a total cash payment calculated as set forth in the offering materials, subject to certain conditions described in the offering materials.
     For purposes of participating in the repurchase offer, I hereby give up my entire ownership interest in the eligible options indicated below. I understand that such options become null and void as of the date that the offer expires and such eligible options are accepted by Power Integrations. The eligible options that I am tendering are as follows:

Original	Option	Exercise Price	Shares Subject to
Grant Date	Number	Per Share	Eligible Options

     I acknowledge that I will be unable to revoke the election described in this Letter of Transmittal after the repurchase offer expires, which is currently scheduled to occur at 11:59 p.m. Eastern Time, on Wednesday, December 31, 2008.
     I hereby elect to participate in the repurchase offer with respect to my eligible options designated above.

Signature of Holder:

Print Name:

Home Telephone:

Date:

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